SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                               AVADO BRANDS, INC.
                      ------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
                   -------------------------------------------
                         (Title of Class of Securities)

                                    05336P108
                            -----------------------
                                 (CUSIP Number)

                               Tom E. DuPree, Jr.
                               Avado Brands, Inc.
                              Hancock at Washington
                                Madison, GA 30650
                                 (706) 342-4552
           ----------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 29, 2000
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [ ]

                                  SCHEDULE 13D/A
CUSIP No. 05336P108

1        NAMES OF REPORTING PERSONS

                  Tom E. DuPree, Jr.
         _______________________________________________________________________

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]

                                                                       (b) [ ]
         _______________________________________________________________________
3.       SEC USE ONLY
         _______________________________________________________________________
4.       SOURCE OF FUNDS

                  PF
         _______________________________________________________________________
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
         _______________________________________________________________________
6.       CITIZENSHIP
                                    United States of America
         _______________________________________________________________________
NUMBER OF                                   7.       SOLE VOTING POWER
SHARES
BENEFICIALLY                                         7,738,203
OWNED BY                                    ____________________________________
EACH
REPORTING                                   8.       SHARED VOTING POWER
PERSON WITH
                                                       816,443
                                            ____________________________________
                                            9.       SOLE DISPOSITIVE POWER

                                                     7,738,203
                                            ____________________________________
                                            10.      SHARED DISPOSITIVE POWER

                                                       816,443
         _______________________________________________________________________
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    8,554,646
         _______________________________________________________________________
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES                                 [ ]
         _______________________________________________________________________
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  31.2%
         _______________________________________________________________________
14.      TYPE OF REPORTING PERSON
                  IN

Item 5.  Interest in Securities of the Issuer.

     (a) Aggregate number of shares and percentage of outstanding Common Stock beneficially owned by Mr. DuPree.


   Reporting Person              Number of Shares            Percentage of Class
--------------------------------------------------------------------------------
Tom E. DuPree, Jr.                   8,554,646                       31.2%


     (b) Mr. DuPree has the sole power to vote and dispose of all of the shares of Common Stock beneficially owned by him as set forth in Item 5(a) with the exception of 644,812 shares held by various Foundations, Partnerships and Trusts in addition to 171,631 shares held by the Company's Employee Stock Ownership Plan which are allocated to other employees and for which Mr. DuPree has shared investment power.

     (c) Mr. DuPree acquired an additional 355,000 shares of Common Stock at an average price per share of $0.95 through open market transactions as follows:

                   Date             Shares           Price per share
             ---------------      -----------      --------------------
              Nov. 17, 2000          45,000                $0.76
              Nov. 20, 2000          10,000                $0.74
              Nov. 27, 2000          15,000                $0.82
              Nov. 28, 2000          45,000                $0.94
              Nov. 29, 2000         220,000                $1.01
              Nov. 30, 2000          20,000                $1.01

     (d) Not applicable.

     (e) Not applicable.

Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                            Date: November 30, 2000




                                               By:      /s/ Tom E. DuPree, Jr.
                                                       -------------------------
                                                          Tom E. DuPree, Jr.